UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York ,NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Officers

On March 31, 2021, the Board of Directors of Bit Digital, Inc. (the “Company”) elected Bryan Bullett as the Chief Executive Officer of the Company and Sam Tabar as its Chief Strategy Officer.

Bryan Bullett – Chief Executive Officer

Bryan Bullett, age 49 and currently based in New York, New York, has served as a consultant to the Company since February 2021, and has served as a consultant or independent contractor to other businesses at various times since 2017. From August 2016 to June 2019, Mr. Bullett served as Executive Vice President for US affiliates of the company now known as E&P Financial Group. From August 2012 to July 2016, Mr. Bullett served as a Senior Vice President at FBR & Co. During 2011 and 2012, Mr. Bullett served as a Vice President at Keefe, Bruyette & Woods. During the years 2006 through 2010, Mr. Bullett served as a Vice President and as an Associate at Bank of America Merrill Lynch (formerly Banc of America Securities). During the years 2004 through 2006, Mr. Bullett served as an Associate at Deutsche Bank Securities. Prior thereto, Mr. Bullett served as an early or founding employee of several technology and/or media-related startup companies. Mr. Bullett received a bachelor’s degree from Brown University and an MBA from Columbia Business School and holds Series 7 and Series 63 licenses.

Mr. Bullett is employed under a two-year Employment Agreement with an automatic renewal for successive one-year periods, unless terminated by either party on at least ninety (90) days prior written notice. He is being compensated at the rate of $125,000 per annum. He is eligible for a discretionary yearly cash bonus based on targets and performance criteria to be established by the Board. Mr. Bullett was awarded 120,765 restricted stock units (“RSUs”) which represent 0.25% of the Company’s outstanding ordinary shares. The RSUs are subject to a 2021 Omnibus Equity Incentive Plan to be approved by the Company’s shareholders at its April 2021 Annual General Meeting to be announced.

In the event Mr. Bullett’s employment is terminated by the Company without Cause (as defined therein) or by Mr. Bullett with Good Reason (as defined therein), Mr. Bullett shall receive, in addition to all Accrued Obligations (as defined therein), a lump sum severance payment of twenty-four (24) months base salary and all RSUs accrued shall be fully vested.

Sam Tabar – Chief Strategy Officer

Sam Tabar, age 48 and currently based in New York, New York, has served as a consultant to the Company since February 2021, and as a consultant or independent contractor to other businesses at various times since 2017. Mr. Tabar served as the Co-Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020. Prior to this, he held the title of Partner at FullCycle Fund which he served from December 2015 to April 2017. Prior thereto, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2010 to April 2011. Prior to this, he was Co-Head of Marketing at Sparx Group from January 2004 to 2010. Prior thereto, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from September 2001 to January 2004. Mr. Tabar received his Bachelor of Arts from Oxford University in 2000, and received his Master of Law (LL.M.) from Columbia University School of Law in 2001. He was associate editor of the Columbia Law Business Law Journal in 2000, and is a current member of the New York State Bar Association.

Mr. Tabar is employed under a two-year Employment Agreement on substantially the same terms as the Employment Agreement described above for Mr. Bullett. He too is being compensated at a base salary of $125,000 per annum and was awarded 120,765 RSUs subject to shareholder approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: April 2, 2021

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